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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

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                           NOTIFICATION OF LATE FILING      SEC File Number
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                                                            CUSIP NUMBER

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(Check one): [ ]Form 10-K  [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

      For Period Ended: December 31, 1999
      [ ] Transition Report of Form 10-K
      [ ] Transition Report of Form 20-F
      [ ] Transition Report of Form 11-K
      [ ] Transition Report of Form 10-Q
      [ ] Transition Report of Form N-SAR
      For the Transition Period Ended:  _____________________

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         Read Instructions Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

     PetQuarters, Inc.
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Full Name of Registrant

     N/A
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Former Name if Applicable

     720 East Front Street
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Address of Principal Executive Office (Street and number)

     Lonoke, Arkansas 72086
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N.-SAR, or portions thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Company filed its Form 10SB-12g on December 10, 1999 and its Exchange Act registration became effective on February 11, 2000. Although its filing is now effective, certain comments remain unresolved with the Staff of the Securities and Exchange Commission ("SEC"). Those unresolved comments could have an effect on the financial statements included in the Form 10-QSB. The Company expects to resolve legal and accounting comments soon and to proceed in filing its quarterly report in a timely fashion.




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PART IV - OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification


Gregg Rollins, Chief Financial Officer    501            676-9222
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    (Name)                             (Area Code)   (Telephone Number)



    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section
        30 of the Investment Company Act of 1940 during the
        preceding 12 months or for such shorter period that the
        registrant was required to file such report(s) been
        filed? If the answer is no, identify report(s).           [X] Yes [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

            PetQuarters completed the purchase of Humboldt Industries and Maplewood as of August 1, 1999. Accordingly, the operations of PetQuarters will reflect the operations of these acquired businesses for the quarter ended and six months ended December 31, 1999. Management expects the sales of PetQuarters for the three months ended and six months ended December 31, 1999 to be significantly higher than the three months ended and the six months ended December 31, 1998. Although the Company's sales will have increased, management expects to report an operating loss.

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                                PETQUARTERS, INC.

                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: February 14, 2000           By:   /s/ Steve Dempsey
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                                        Steve Dempsey, President



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                    ATTENTION

            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 101).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be field with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).